CME Realty, Inc.

August 19, 2013

Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE: CME Realty, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed June 27, 2013
    Filed No. 333-187855

Dear Mr. Kluck:

CME Realty, Inc. submits this letter to you in response to your letter dated July 15, 2013, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff's comments. For your convenience, we have recited the Staff's comments in italicized, bold type and have followed each comment with our response.

COMMENT:

GENERAL

1. WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 1 OF OUR LETTER DATED JUNE 13, 2013 AND NOTE THAT THERE ARE STILL REFERENCES IN THE SECOND PARAGRAPH ON THE PROSPECTUS COVER PAGE TO EXTENDING THE INITIAL 180-DAY TERM OF THE OFFER BY AN ADDITIONAL 180 DAYS. PLEASE REVISE THE PROSPECTUS COVER PAGE. IF YOU WILL HAVE AN OPTION TO EXTEND THE OFFERING BY AN ADDITIONAL 180 DAYS, PLEASE DISCLOSE THIS FACT IN THE PROSPECTUS AND HOW YOU WILL ALERT INVESTORS THAT THE OFFER HAS BEEN EXTENDED.

RESPONSE:

We acknowledge the Staff's comment and the Company confirms that we have eliminated the reference to extending the initial 180-day term of the offering in the second paragraph on the prospectus cover page.

COMMENT:

INFORMATION WITH RESPECT TO THE REGISTRANT, PAGE 18

NEED FOR ANY GOVERNMENT APPROVAL OF PRODUCTS OR SERVICES, PAGE 23

2. WE NOTE YOUR RESPONSE TO COMMENT 4 OF OUR LETTER DATED JUNE 13, 2013 AND YOUR REVISED DISCLOSURE ON PAGE 23. PLEASE REVISE YOUR PLAN OF OPERATION TO DISCUSS IN GREATER DETAIL THE BROKER'S LICENSE.

RESPONSE:

We acknowledge the Staff's comment and the Company confirms that we have revised the "Information with Respect to the Registrant" section and the "Need for Government Approval of Products and Services" section to provide greater detail regarding the broker's license. Please find below a copy of the wording we added in the sections mentioned above.

"Nevada requires that the Company have a "broker of record" license and a small business license from the State of Nevada. A "broker of record" describes a licensed real estate broker responsible for real estate agents working at the brokerage (CME Realty). The broker of record is the official representative entering into the written agreement to represent a property seller or landlord. A "broker of record" is required in the State of Nevada in order to manage or operate a brokerage (CME Realty). A Nevada broker's qualifications include holding a valid real estate license and completing additional education requirements and testing. Mr. Espinosa plans to hire a broker of record who has a broker's license. Mr. Espinosa currently has a Nevada Real Estate License and is working on obtaining a Broker's License. All Real Estate Sales Agents that are hired must obtain a Nevada Real Estate License."

Furthermore, the Company acknowledges that;

     * should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request that the Staff contact Joseph L. Pittera, Esq. at Law Offices of Joseph Lambert Pittera, Esq. at (310) 328-3588 facsimile, (310) 328-3063 telephone with any questions or comments.

Sincerely,


/s/ Carlos Espinosa
-------------------------------
Carlos Espinosa
President
CME Realty, Inc.

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